BELLICUM PHARMACEUTICALS, INC.

2130 W. HOLCOMBE BLVD, STE. 800

HOUSTON, TX 77030

July 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Bellicum Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-232771)

Acceleration Request

Requested Date:	Tuesday, July 30, 2019
Requested Time:	9:00 A.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 9:00 a.m. Eastern Time on July 30, 2019, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Karen E. Anderson of Cooley LLP at (858) 550-6088.

Very truly yours,

BELLICUM PHARMACEUTICALS, INC.

/s/ Shane M. Ward
Shane M. Ward
General Counsel